Exhibit 18

CONTRIBUTION AND SUBSCRIPTION AGREEMENT

This Contribution and Subscription Agreement (this “Agreement”) is made effective as of February 18, 2011, by and between [the undersigned/Stapleton Family Member] (“Subscriber”) and Stapleton Acquisition Company, a Delaware corporation (the “Company”).

RECITALS

A.           Subscriber owns __________ shares of common stock of SonomaWest Holdings, Inc., a Delaware corporation (“SWHI”), which represents ___ % of the outstanding common stock of SWHI (the “Stock”).

B.           Subscriber desires to contribute, assign, transfer and convey [his/her] Stock to the Company as a capital contribution in the Company in exchange for shares of common stock of the Company, in accordance with the terms and conditions set forth in this Agreement.

The parties agree as follows:

AGREEMENT

1.           Contribution and Subscription.  Subject to the terms and conditions set forth in this Agreement, Subscriber desires to make a capital contribution in the Company by contributing, assigning, transferring and conveying [his/her] Stock in exchange for ___ shares of common stock, no par value, of the Company, which represents a ___% ownership interest in the Company (the “SAC Stock”).  Such contribution of Stock will occur simultaneously with the closing of the contemplated tender offer (the “Tender Offer”).

2.           Acceptance; Issuance.  The Company, in consideration of and in reliance on the agreements of the Subscriber and after receipt of the Stock, accepts the contribution of the Subscriber and agrees to issue the SAC Stock to the Subscriber.

3.           Covenant.  Until the earlier of the closing of the Tender Offer or the first anniversary of the date of this Agreement, Subscriber agrees that he will not sell his Stock without the prior written consent of the Company.

4.           Further Assurances.  The undersigned agrees to take such other action and shall execute such additional instruments and documents as may be reasonably necessary or advisable to carry out the purposes and intent of this Agreement.

5.           Successors.  The provisions of this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

6.           Counterparts.  This Agreement may be executed in counterparts, both of which when taken together shall be deemed one original.

7.           Entire Agreement; Modification.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement, and neither this Agreement nor any of the provisions of this Agreement shall be waived, changed, discharged or terminated except by an instrument in writing signed by the parties.

8.           Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties have executed this Contribution and Subscription Agreement as of the date first written above.

STAPLETON ACQUISITION COMPANY

By:
Name:
Title:

[Name]